Home Loan Servicing Solutions, Ltd.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Cayman Islands

March 9, 2015

VIA EDGAR

Ms. Kathryn McHale
Senior Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Home Loan Servicing Solutions, Ltd. Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013 Filed August 18, 2014
Response dated January 16, 2015 and January 30, 2015
File No. 001-35431

Dear Ms. McHale:

Reference is made to the letter dated February 11, 2015 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Form 10-K filed by Home Loan Servicing Solutions, Ltd. (“HLSS” or the “Company”) with the Commission .

This letter sets forth the Company’s responses to the Staff’s comments. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments in bold face text, and the Company’s response is set forth immediately following each staff comment.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

Executive Compensation, page 43

1.
We note your response to prior comment 4 in our letter dated December 18, 2014. Please revise your executive compensation disclosure in future 10-K filings to include the information provided in your response.

U.S. Securities and Exchange Commission
March 9, 2015

The Company will include the disclosure within either i) Part III, Item 11 of its Annual Report on Form 10-K for the year ended December 31, 2014 (the "2014 Form 10-K"), ii) an amendment to the 2014 Form 10-K made prior to April 30, 2015 or iii) a definitive proxy statement filed on Schedule 14A prior to April 30, 2015. This disclosure is expected to be substantially similar to the following:

The Company's Board of Directors gave consideration to the need for executive compensation adjustments, if any, in light of the its restatement of its consolidated financial statements for the years ended December 31, 2013 and 2012 and for the quarter ended March 31, 2014 during August 2014. Given that the restatements resulted from a good faith error with no misconduct, the Board of Directors determined that no adjustment to executive compensation previously paid to the Company's executive officers would be made as a result of these restatements.

Notes to Consolidated Financial Statements

Note 17 – Restatement, page F-31

2.
We acknowledge your response to prior comment 6 in the letter dated December 18, 2014. The fair value of an asset or liability is the best available point estimate of fair value under ASC 820. Please tell us how determined and concluded that your GAAP accounting policy for the mortgage servicing rights financing liability approximated its carrying value as long as the carrying value was within 5% of the fair value of the liability. Please also tell us the factors considered in subsequently concluding that the use of the 5% threshold to approximate the carrying value of your mortgage servicing right financing liability was an error that resulted in the restatements of the December 31, 2012 and December 31, 2013 audited financial statements and March 31, 2014 interim financial statements.

The Company engaged independent third-party specialists each quarter to provide independent valuations of the Notes receivable - Rights to MSRs. The independent third-party specialist valuations provide a range of values of +/- 7.5 basis points, which on an asset valued at 37 bps (based on the unpaid principal balance of the underlying loans) represents a range of +/- 20%. Prior to the restatement, the Company used an accounting convention whereby the carrying value was deemed to represent fair value to the extent carrying value was within +/- 5% of the point estimate of fair value provided by the independent third-party specialist. The Company believed the use of the accounting convention resulted in a reasonable estimate of fair value given i) the significance of the unobservable inputs; ii) the limited observable market activity for similar assets; iii) the underlying MSRs were largely insensitive to changes in interest rates (a significant input in determining fair value); and iv) the +/- 5% threshold was always within the range of values provided by the third-party specialists.

In connection with preparing its interim financial statements for the period ended June 30, 2014, the Company re-examined the use of its accounting convention and concluded it was not appropriate under GAAP. The Company determined the best estimate of fair value was the midpoint of the range of valuations provided by the independent third-party specialist and revised its valuation in accordance with ASC 820-10-35-25 to use the third party determined fair value, regardless of whether or not such midpoint exceeds 5% of the amortized cost basis. The Company filed an amendment to its Form 10-K for the year ended December 31, 2013 and its Form 10-Q for the quarter ended March 31, 2014 to restate its previously issued financial statements for the error attributable to the difference between the Company’s amortized book value and the third party determined fair value.

The Company discussed these matters with the Company’s independent registered public accountant.

U.S. Securities and Exchange Commission
March 9, 2015

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James E. Lauter
James E. Lauter
Senior Vice President &
Chief Financial Officer